Stock Option Plan

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

A Publicly-Held Company

STOCK OPTION PLAN

Approved by the Extraordinary General Meeting held on July 30, 2013

1.  OBJECTIVES OF THE PLAN

1.1.  The objectives of the Stock Purchase Option Plan of AMBEV S.A. (“Company”), established in compliance with Article 168, § 3, Law N. 6,404/76, and hereinafter referred to as the PLAN, approved in the Extraordinary General Meeting held on July 30, 2013 (the “Ambev Plan 2013”), are the following:

a) to better encourage the expansion, success and achievement of the corporate objectives of the Company and the benefit of its shareholders, allowing senior employees and executives to acquire shares of the Company under the terms and conditions, and in the manner stipulated in the PLAN, thus encouraging the integration of these executives and employees with the Company;

b) to allow the Company to obtain and maintain the services of senior employees and executives in a more effective way, offering such employees and executives the additional advantage of becoming shareholders of the Company, pursuant to the terms and conditions stipulated in the PLAN.

2.  ADMINISTRATION OF THE PLAN

2.1.  The Plan will be managed by the Board of Directors of the Company.

2.2.  The Board of Directors shall have extensive powers, in accordance with the basic terms and conditions of the PLAN, taking all necessary and adequate measures for its management.

2.3.  The Board of Directors will periodically establish STOCK OPTION PROGRAMS (each of which being a “PROGRAM”), which, always in accordance with the general conditions set forth herein, will define: (i) the persons eligible to receive options under the PLAN; (ii) the number and type of shares issued by the Company covered by each option granted; (iii) the EXERCISE PRICE for each option; (iv) the vesting period during which the option may not be exercised (either fully or partially), the option exercise periods and the option exercise deadlines; (v) the rules on option transfers and any constraints imposed on shares received through exercising the options; (vi) the rules applicable to the resignation, departure, retirement, demise or permanent disability of Beneficiaries; (vii) possible penalties for failure to comply with the obligations; (viii) the possible overall corporate performance targets of the Company and other conditions established for the full or total exercise of the options and the acquisition or transfer of the corresponding shares; (ix) other definitions set forth in this PLAN to be established for each PROGRAM; and (x) any other terms and conditions not running counter to the matters set forth in this PLAN.  The Board of Directors may extend (but not bring forward) the deadline for exercising options under PROGRAMS still in effect.

2.4.  The Board of Directors may establish the division of a lot of Shares to be granted under a specific PROGRAM, into sub-lots, with each of these sub-lots being endowed with its own specific characteristics, terms and conditions.

2.5.  At any time, the Board of Directors may: (i) alter or terminate the PLAN; (ii) establish the regulations applicable to matters not yet addressed; or (iii) extend but never bring forward the deadline for the exercise of options still in effect.

2.6.  Notwithstanding the provisions set forth above, the Board of Directors may not alter the provisions regarding the qualification for participating in the PLAN, and no modification or termination of the PLAN may alter or adversely affect any rights or obligations under any existing agreement regarding purchase option grants without the consent of the holder thereof.

2.7.  The decisions taken by the Board of Directors are binding on the Company and the Beneficiaries for all matters related to the PLAN.

3.  ELIGIBLE EXECUTIVES AND EMPLOYEES

3.1.  The senior employees and executives of the Company and its controlled companies, whether direct or indirect (included in the concept Company for the purposes of this PLAN), are qualified to participate in the PLAN. For each PROGRAM and according to each PROGRAM, the Board of Directors will select those entitled to be granted the option (“Beneficiaries”).

3.2.  The Board of Directors may add new Beneficiaries to PROGRAMS under way, deciding on the number of shares that the Beneficiary will have the right to acquire and adjusting the EXERCISE PRICE.

4.  SHARES INCLUDED IN THE PLAN

4.1.  The Company may offer shares held in the treasury for acquisition by the Beneficiaries of the PLAN, also through American Depositary Receipts, subject to all necessary approvals from the relevant regulatory agencies.

4.2.  Pursuant to Article 171, § 3, of Law No. 6,404/76, the shareholders will have no right of first refusal or preemptive right on the occasion of the establishment of the PLAN or the exercise of the stock purchase options derived from the PLAN.

5.  EXERCISE PRICE

5.1.  Pursuant to item 6.2, the Beneficiary will acquire one or more shares or ADRs against payment of the exercise price (“EXERCISE PRICE”) to be established by the Board of Directors, in compliance with one of the criteria set forth below:

(i)	the closing price of shares issued by the Company of the same type as those covered by the option for the trading session immediately prior to the date of the grant thereof; or

(ii)

the average closing price of the above-mentioned shares traded on the São Paulo Stock Exchange (BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros) or, as applicable (for example, for the employees of subsidiaries headquartered outside Brazil), the average closing price of ADRs traded on the New York Stock Exchange (NYSE) during a specific period prior to the date on which the option is granted.

5.1.1.  The Board of Directors may decide to apply a discount of up to 10% (ten percent) to the exercise price, without adversely affecting the provision set forth in items 5.1.2 and 6.2.

5.1.2.  The Board of Directors may address the possibility of the Beneficiary allocating a portion of the annual stipend paid out by the Company thereto as a bonus or as profit sharing, net of income tax and other related charges due thereon (“Bonus”), to the acquisition of shares arising from the exercise of the options granted.  In this case, the Board of Directors may also establish specific incentive conditions for allocating the Bonus related, among other aspects, to the options addressed by the grant, their number, duration, price and form of exercise.

5.2.  The EXERCISE PRICE shall be paid as set forth in each PROGRAM.

5.3.  The options will be exercised within the periods and deadlines established by each PROGRAM.

6.  OPTION TERMS AND CONDITIONS

6.1.  The terms and conditions for each option granted under the PLAN will be established in the Stock Purchase Agreement executed by the Beneficiary (the “Agreement”), with reference to the PROGRAM established by the Board of Directors, defining among other conditions:

a)  the number and type of shares to be transferred through the total or partial exercise of each option;

b)  the duration of the option and the date on which the exercise of the option and all rights arising therefrom will expire;

c)  rules on option transfers, constraints applicable to the transfer of shares received through exercising the option, the deadline for transferring the shares covered by each option and provisions on penalties, which will be established by the Board of Directors in order to prevent the option being transferred to third parties; and

d)  any other terms and conditions not contrary to the guidelines of the PLAN and the PROGRAM.

6.2.  The options granted in compliance with the terms set forth in this PLAN may cover one or more Shares or ADRs, with the transfer thereof being subject to different periods, in addition to specific terms and conditions (such as the Beneficiary continuing to hold a position with the Company, compliance with the Share lock-up periods and meeting the possible future corporate performance goals), as established by the Board of Directors for each Program.

6.3.  The Contracts mentioned in this item and those confirming subscription and/or acquisition of the shares and the constraints imposed thereby on the free availability of the shares will constitute a Shareholders’ Agreement for all the purposes set forth in Article 118 of Law Nº 6,404/76 and will be registered in the Company books.

7.  DIVESTMENT OF THE SHARES

7.1.  Unless otherwise decided by the Board of Directors, the shareholder may only sell, transfer or dispose, in any manner whatsoever, of the Company shares originally acquired under the aegis of the PLAN as well as those that may be acquired thereby through bonuses, stock splits, subscription or any other form of acquisition, provided that such rights have derived for the acquirer of the ownership of the shares covered by the PLAN (identified herein only as the “Shares”), if the minimum non-availability period established for each PROGRAM, which shall never be inferior to 3 (three) years as of the data of grant of the option, has expired.

7.2.  The shareholder hereby agrees not to offer the Shares as collateral, not to encumber them or establish any type of lien thereon.

7.3.  The Company will register the transfer of Shares under the PLAN on the date of the acquisition of the Shares, and the Shares shall remain unavailable for the period established in the PROGRAM.

7.4.  The Board of Directors may establish the right of first refusal for the Company to acquire the shares addressed by the PLAN, under the terms and conditions set forth in the respective PROGRAM.

7.5 Under the hypothesis set forth in item 7.4, the Company may indicate one or more third parties for exercising the right of first refusal, either Beneficiaries of the PLAN or not.

8.  CONTINUING WITH THE COMPANY

8.1.  No provision in the PLAN or option granted under the PLAN will confer rights on any Beneficiary with regard to remaining in the position of an executive and/or employee of the Company, and will not in any manner whatsoever affect the rights of the Company to rescind the employment contract at any time and/or to interrupt the term of office of the executive.

9.  RESIGNATION, RETIREMENT, DISABILITY OR DEMISE OF BENEFICIARIES

9.1.  For each PROGRAM, the Board of Directors will establish the rules applicable to cases where the Beneficiaries leave the Company due to the termination of a work contract, the expiry of a term of office, resignation or withdrawal from an executive position, as well as retirement, permanent disability or demise of Beneficiaries.

10.  CONSTRAINTS ON OPTION-HOLDER RIGHTS

10.1.  No Beneficiary will have any rights or obligations inherent to the shareholders of the Company, except those mentioned specifically by the PLAN or PROGRAM(S), in terms of the options.  The shares covered by the options, once subscribed or acquired under the terms set forth in the PLAN will assure the holders thereof the same rights and advantages for shares of the same type held by the other shareholders of the Company, without adversely affecting any constraints to which the shares may be subject, as set forth in items 6.2 and 7.1 above.

10.2.  No Share will be handed over to the Beneficiary through the exercise of the option unless all the legal and regulatory requirements have been fully complied with.

11.  ADJUSTMENTS

11.1.  If the number of shares in the Company is increased or reduced, or if the Shares are swapped for different types or classes, as a result of stock bonuses, grouping or splits, or other types of corporate restructuring giving rise to the same outcomes, the appropriate adjustments will then be undertaken to the number of Shares for which the options have been granted and not exercised. Any adjustments to the options will be undertaken with no alteration to the total purchase value applicable to the non-exercised portion of the option, but with the adjustment corresponding to the price of each Share or any share unit covered by the option.

11.2.  At the discretion of the Board of Directors and as established for each PROGRAM, the value of the dividends and interest on own capital paid out by the Company from the date on which the option was granted through to the date of the exercise thereof may be deducted from the exercise price.

11.2.1.  The Board of Directors may also adjust the number of shares to which the Beneficiary has the right, without altering the overall amount, represented by multiplying the EXERCISE PRICE by the original number of options granted, in order to assign an additional number of shares thereto.  This additional amount will correspond to the shares that the Beneficiary could acquire under the criteria established for the PROGRAM, if he had already acquired the shares addressed by the options granted, received the corresponding distribution of profits (as dividends and interest on own capital) and reinvested this amount in shares, with the Board of Directors being empowered to endow this adjustment with a cumulative aspect.

11.3.  The Board of Directors will establish the rules applicable to cases involving the dissolution, transformation, take-over, merger, spin-off, split or restructuring of the Company.

12.  STARTING AND TERMINATION DATES OF THE PLAN

12.1.  With the modifications set forth herein, the PLAN will enter into effect with the approval thereof by the General Meeting of the Company and may be terminated at any time through a decision taken by the Board of Directors of the Company, without adversely affecting the prevalence of the constraints on the tradability of the shares and/or the right of first refusal that may be established.

13.  PROXY

13.1.  In order to ensure the flawless implementation of the provisions set forth in the PLAN, the PROGRAM(S) and the Contract(s), the Beneficiary must appoint and establish the Company as its duly-accredited legal representative and proxy on an irrevocable and irretractable manner, conferring powers thereon to sign all necessary acts, including with the purpose of sub-granting the powers granted herein.

14.  SUPPLEMENTARY OBLIGATIONS

14.1.  In addition to the obligations accepted through the Agreement, the Parties hereby agree to comply fully and completely with the conditions of the PLAN and the supplementary documents. The signature of the Agreement will imply specific acceptance of all the terms of the PLAN and the Agreement by the Beneficiary.

15.  SPECIFIC PERFORMANCE

15.1.  The obligations in the PLAN and Agreement are accepted on an irrevocable basis, valid as an extrajudicial executive title in terms of civil procedural law, being binding on the contracting parties and the successors thereto of any type whatsoever, at all times. The Parties hereby agree that such obligations are open to specific performance, pursuant to Articles 466-B and 466-C of the Brazilian Civil Procedural Law Code.

16.  ASSIGNMENT

16.1.  The rights and obligations arising from the PLAN and the Agreement may not be assigned or transferred either fully or partially by any of the Parties, nor may they be put up as collateral covering obligations, without the prior written consent of the other Party.

17.  NOVATION

17.1.  It is expressly agreed that should any of the Parties refrain from exercising any right, power, resource or faculty guaranteed by Law, the PLAN, or the Agreement, this will not constitute novation, nor any possible future tolerance for late compliance with any obligations by any of the Parties, which will not prevent the other Party from exercising such rights, powers, resources or faculties at any time whatsoever, and at its sole discretion, which are cumulative and do not exclude those stipulated by Brazilian Law.

18.  TEMPORARY PROVISIONS

18.1.  The holders of stock purchase options granted on the basis of PROGRAMS prior to the latest revision of this PLAN, who still hold valid options that have not yet been exercised, may exercise them under the terms and conditions originally established in the corresponding Contract signed with the Company.

19.  LAW COURTS

19.1.  The Central Law Courts of São Paulo, São Paulo State are hereby elected, excluding any other no matter how privileged it may be, to settle any disputes that may arise with regard to the PLAN, the PROGRAMS or the Agreement.